SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on November 04, 2009.

November 04, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 04, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in accordance to CVM’s Instruction 358, of January 03, 2002, regarding the Public Tender Offer for acquisition of the control of GVT (Holding) S.A. (“GVT”) launched trough the Official Note published by the Company on October 08, 2009 (“PTO”), inform to its shareholders, to GVT’s shareholders and the market in general that Telesp’s Board of Directors approved the increase of the PTO’s price to R$50.50 (fifty reais and fifty cents) per share, that is supported by the valuation provided by the financial institutions contracted for the PTO.

This increase aim the confirmation of the success of the PTO’s execution, while shows the capacity and reinforce Telesp’s intention to acquire 100% of GVT’s shares, benefiting all shareholders that will have the opportunity, under the same conditions, to sell the totality of its shares.

The new price was based on additional information related to GVT as a consequence of the excellent results published by this Company in the third quarter of this year, which allowed Telesp to confirm its perspectives regarding to GVT’s long term fundamentals, having an even higher conviction about the potential of value creation as a result of the combination of GVT´s and Telesp’s operations.

Telesp’s Board of Directors reiterates that this decision doesn’t change the legal and regulatory issues of the PTO. The Offer Notice of PTO with this change on price will be published by Telesp tomorrow in the local newspapers.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 04, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director